Exhibit 99.1

          1st Quarter 2013 • Earnings News Release • Three months ended January 31, 2013
TD Bank Group Reports First Quarter 2013 Results

This quarterly earnings news release should be read in conjunction with our unaudited First Quarter 2013 Report to Shareholders for the three months ended January 31, 2013, prepared in accordance with International Financial Reporting Standards (IFRS), which is available on our website at http://www.td.com/investor/. This analysis is dated February 27, 2013. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).
Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:
•	Reported diluted earnings per share were $1.86, compared with $1.55.
•	Adjusted diluted earnings per share were $2.00, compared with $1.86.
•	Reported net income was $1,790 million, compared with $1,478 million.
•	Adjusted net income was $1,916 million, compared with $1,762 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $56 million after tax (6 cents per share), compared with $60 million after tax (7 cents per share) in the first quarter last year.
•
A gain of $24 million after tax (3 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a loss of $45 million after tax (5 cents per share) in the first quarter last year.

•
Integration charges and direct transaction costs of $24 million after tax (3 cents per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $24 million after tax (2 cents per share) in the first quarter last year.

•	A litigation reserve of $70 million after tax (8 cents per share), compared with $171 million after tax (19 cents per share) in the first quarter last year.

TORONTO, February 28, 2013 – TD Bank Group (TD or the Bank) today announced its financial results for the first quarter ended January 31, 2013. Results for the quarter reflected a record performance, driven by TD’s retail businesses.
“This was a very strong start to the year,” said Ed Clark, Group President and Chief Executive Officer. “Adjusted earnings for the quarter were $1.9 billion, up 9% from a year ago, demonstrating the earnings power of our franchise-driven model. The results exceeded our expectations and were particularly impressive when you consider the challenging operating and economic environment.”

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking reported net income was $920 million in the first quarter. On an adjusted basis, net income was $944 million, up 11% from the same period last year. Results were driven by good loan and deposit volume growth, favourable credit performance and effective expense management.
“Canadian Personal and Commercial Banking started 2013 on a strong note,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards. “Looking ahead, we expect the operating environment will remain challenging. We will continue to invest in a balance of productivity and growth and focus on our service and convenience model to enhance the customer experience to drive business growth.”

Wealth and Insurance
Wealth and Insurance net income for the quarter was $377 million, up 8% from the same period last year. The Wealth business grew by 15%, driven by higher fee-based revenue from increased client assets. The Insurance business grew by 10%, driven by lower weather-related claims and increased revenue from premiums. TD Ameritrade contributed $47 million in earnings to the segment, down 15% from the same period last year.
“Strong asset growth is driving earnings growth in our Wealth business, despite low trading volumes and the low interest rate environment,” said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. “In our Insurance business, our core business fundamentals remain strong and we expect to build on this good start to the year.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking reported net income was US$316 million in the first quarter. On an adjusted basis, net income was US$387 million, up 12% from the same period last year. Results were driven primarily by strong organic growth in loans and deposits and securities gains.
“TD Bank, America’s Most Convenient Bank, had a very good first quarter,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “We delivered excellent lending growth, strong earnings and improved productivity in the face of a challenging operating environment.”

Wholesale Banking
Wholesale Banking posted net income of $159 million for the quarter, a decrease of 18% from the same period last year. The decrease was primarily due to reduced trading-related revenue from fixed income businesses, partially offset by improved credit origination fees.
“It was a soft start to the year, despite good client-related activity,” said Bob Dorrance, Group Head, Wholesale Banking. “We expect to capitalize on increased market activity in originations, M&A and advisory as macroeconomic conditions stabilize.”

Capital
TD’s Common Equity Tier 1 ratio on a Basel III “all-in” basis was 8.8%.

Conclusion
“Today we announced a dividend increase of 4 cents per common share, payable in April, demonstrating the Board’s confidence in TD’s ability to deliver sustainable earnings growth and consistent with our stated aim to increase the dividend payout ratio over time,” said Clark. “Overall we were very pleased with our strong start to 2013, and we’re encouraged by signs of improvement in the global economy. However, we remain cautious as slowing growth and the low interest rate environment impact our businesses. We will continue to strategically invest in our businesses while prudently managing our expense growth.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

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Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2012 Annual Report (“2012 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2013” and in other statements regarding the Bank’s objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks, all of which are discussed in the 2012 MD&A. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in the “Financial Results Overview” section of the 2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; changes to the Bank’s credit ratings; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information and disruptions in the Bank’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings “Economic Summary and Outlook”, as updated in this document; for each business segment, “Business Outlook and Focus for 2013”, as updated in this document under the headings “Business Outlook”.
    Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Results of operations
Total revenue	$5,971	$5,889	$5,642
Provision for credit losses	385	565	404
Non-interest expenses	3,495	3,606	3,549
Net income – reported	1,790	1,597	1,478
Net income – adjusted[1]	1,916	1,757	1,762
Economic profit[2]	832	703	782
Return on common equity – reported	15.3%	14.0%	14.0%
Return on common equity – adjusted[2]	16.4%	15.5%	16.8%
Financial position
Total assets[3]	$818,482	$811,106	$779,144
Total equity	49,780	49,000	45,548
Total risk-weighted assets[4]	274,445	245,875	243,642
Financial ratios
Efficiency ratio – reported	58.5%	61.2%	62.9%
Efficiency ratio – adjusted[1]	55.6%	59.0%	55.3%
Common Equity Tier 1 capital to risk weighted assets[5]	8.8%	n/a	n/a
Tier 1 capital to risk weighted assets[4]	10.9%	12.6%	11.6%
Provision for credit losses as a % of net average loans and acceptances[6]	0.35%	0.54%	0.38%
Common share information – reported (dollars)
Per share earnings
Basic	$1.87	$1.67	$1.56
Diluted	1.86	1.66	1.55
Dividends per share	0.77	0.77	0.68
Book value per share	48.78	48.17	45.00
Closing share price	83.29	81.23	77.54
Shares outstanding (millions)
Average basic	916.8	912.4	901.1
Average diluted	922.6	920.0	909.2
End of period	920.5	916.1	903.7
Market capitalization (billions of Canadian dollars)	$76.7	$74.4	$70.1
Dividend yield	3.7%	3.6%	3.6%
Dividend payout ratio	41.2%	46.1%	43.7%
Price to earnings ratio	11.8	12.0	12.3
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$2.01	$1.84	$1.87
Diluted	2.00	1.83	1.86
Dividend payout ratio	38.3%	41.7%	36.3%
Price to earnings ratio	11.0	10.9	11.1
1	Adjusted measures are non-GAAP measures. Refer to the “How The Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation.
3	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.
4
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to Q1 2013, amounts were calculated in accordance with the Basel II regulatory framework.

5	Effective Q1 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the Common Equity Tier 1 capital measure, in accordance with the “all-in” methodology.
6
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements.

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HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net interest income	$3,846	$3,842	$3,687
Non-interest income	2,125	2,047	1,955
Total revenue	5,971	5,889	5,642
Provision for credit losses	385	565	404
Non-interest expenses	3,495	3,606	3,549
Income before income taxes and equity in net income of an
investment in associate	2,091	1,718	1,689
Provision for income taxes	360	178	272
Equity in net income of an investment in associate, net of income taxes	59	57	61
Net income – reported	1,790	1,597	1,478
Preferred dividends	49	49	49
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,741	$1,548	$1,429
Attributable to:
Non-controlling interests	$26	$26	$26
Common shareholders	$1,715	$1,522	$1,403

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The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Operating results – adjusted
Net interest income[1]	$3,846	$3,842	$3,701
Non-interest income[2]	2,094	2,084	2,009
Total revenue	5,940	5,926	5,710
Provision for credit losses[3]	385	511	445
Non-interest expenses[4]	3,300	3,493	3,158
Income before income taxes and equity in net income of an
investment in associate	2,255	1,922	2,107
Provision for income taxes[5]	411	236	421
Equity in net income of an investment in associate, net of income taxes[6]	72	71	76
Net income – adjusted	1,916	1,757	1,762
Preferred dividends	49	49	49
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,867	1,708	1,713
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	26
Net income available to common shareholders – adjusted	1,841	1,682	1,687
Adjustments for items of note, net of income taxes
Amortization of intangibles[7]	(56)	(60)	(60)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[8]	24	(35)	(45)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking
acquisitions[9]	–	–	(9)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[10]	–	–	(1)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition[11]	–	(3)	(5)
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of
MBNA Canada[12]	(24)	(25)	(24)
Litigation reserve[13]	(70)	–	(171)
Reduction of allowance for incurred but not identified credit losses[14]	–	–	31
Impact of Superstorm Sandy[15]	–	(37)	–
Total adjustments for items of note	(126)	(160)	(284)
Net income available to common shareholders – reported	$1,715	$1,522	$1,403
1
Adjusted net interest income excludes the following items of note: first quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 12.

2
Adjusted non-interest income excludes the following items of note: first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; fourth quarter 2012 – $1 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $33 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; $1 million loss due to the impact of Superstorm Sandy, as explained in footnote 15; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: fourth quarter 2012 – $54 million loss due to the impact of Superstorm Sandy, as explained in footnote 15; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 14.

4
Adjusted non-interest expenses excludes the following items of note: first quarter 2013 – $66 million amortization of intangibles, as explained in footnote 7; $32 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 12; $97 million of charges related to a litigation reserve, as explained in footnote 13; fourth quarter 2012 – $69 million amortization of intangibles; $4 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $33 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $7 million due to the impact of Superstorm Sandy, as explained in footnote 15; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $285 million of charges related to a litigation reserve.

5
For a reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: first quarter 2013 – $13 million amortization of intangibles, as explained in footnote 7; fourth quarter 2012 – $14 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, and the acquisition of the credit card portfolio of MBNA Canada in 2012. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

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8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

12
As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenue related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. The Bank’s integration charges related to the acquisition of the credit card portfolio of MBNA Canada were higher than anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.

13
The Bank took prudent steps to determine in accordance with applicable accounting standards that litigation provisions were required in the following relevant periods. In the first quarter of 2012, the Bank determined that the litigation provision of $285 million ($171 million after tax) was required as a result of certain adverse judgments in the U.S. during the quarter as well as settlements reached following the quarter. In the current quarter, the Bank further reassessed its litigation provisions and determined that an additional increase in the litigation provision of $97 million ($70 million after tax) was required as a result of recent developments and settlements reached in the U.S., having considered these factors as well as other related or analogous litigation cases.

14
Excluding the impact related to the credit card portfolio of MBNA Canada and other consumer loan portfolios (which is recorded in Canadian Personal and Commercial Banking), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” was $41 million (net of tax, $31 million) in the first quarter 2012, which was attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios. Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business will be included in Corporate segment net income and will no longer be recorded as an item of note.

15
The Bank provided $62 million (net of tax, $37 million) in the fourth quarter 2012 for certain estimated losses resulting from Superstorm Sandy which primarily relate to an increase in PCL, fixed asset impairments and charges against revenue relating to fee reversals.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Basic earnings per share – reported	$1.87	$1.67	$1.56
Adjustments for items of note[2]	0.14	0.17	0.31
Basic earnings per share – adjusted	$2.01	$1.84	$1.87

Diluted earnings per share – reported	$1.86	$1.66	$1.55
Adjustments for items of note[2]	0.14	0.17	0.31
Diluted earnings per share – adjusted	$2.00	$1.83	$1.86
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 8

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Provision for income taxes – reported	$360	$178	$272
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	23	23	25
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(7)	(2)	8
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking
acquisitions	–	–	2
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	–	1	1
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition	–	3	1
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada	8	8	8
Litigation reserve	27	–	114
Reduction to allowance for incurred but not identified credit losses	–	–	(10)
Impact of Superstorm Sandy	–	25	–
Total adjustments for items of note	51	58	149
Provision for income taxes – adjusted	$411	$236	$421
Effective income tax rate – adjusted[3]	18.2%	12.3%	20.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 9

Economic Profit and Return on Common Equity
The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 (CET1) ratio. The return measures for business segments reflect a return on common equity methodology.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Average common equity	$44,488	$43,256	$39,999
Rate charged for average common equity	9.0%	9.0%	9.0%
Charge for average common equity	$1,009	$979	$905
Net income available to common shareholders – reported	$1,715	$1,522	$1,403
Items of note impacting income, net of income taxes[1]	126	160	284
Net income available to common shareholders – adjusted	$1,841	$1,682	$1,687
Economic profit[2]	$832	$703	$782
Return on common equity – adjusted	16.4%	15.5%	16.8%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Economic profit is calculated based on average common equity.

Significant Events in 2013

Acquisition of Target’s U.S. Credit Card Portfolio
On October 23, 2012, the Bank announced that it entered into an agreement with Target Corporation (Target) under which the Bank will acquire Target’s existing U.S. Visa and private label credit card portfolio, totalling approximately US$5.9 billion. The Bank also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target’s U.S. customers. The Bank will acquire over 5 million active Visa and private label accounts and will fund the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. Subject to regulatory approvals and the satisfaction of customary closing conditions, the transaction is expected to close in the second quarter of 2013.

Acquisition of Epoch
On December 6, 2012, the Bank announced that it entered into an agreement under which Epoch Holding Corporation, including its subsidiary Epoch Investment Partners, Inc. (Epoch), will be acquired by the Bank for approximately US$669 million, in an all-cash transaction. Epoch Holding Corporation shareholders will receive US$28.00 in cash per share. As at January 31, 2013, Epoch’s reported assets under management were US$25.8 billion. Subject to regulatory approvals and the satisfaction of customary closing conditions, the transaction is expected to close in the second quarter of 2013.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the credit card portfolio of MBNA Canada (MBNA) are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of MBNA are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition are reported in the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the MD&A of the Bank’s 2012 Annual Report, and Note 28 to the 2012 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $75 million, compared with $70 million in the first quarter last year, and $112 million in the prior quarter.
The Bank continues to securitize retail loans and receivables, however under IFRS, the majority of these loans and receivables remain on-balance sheet.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net interest income	$2,058	$2,071	$1,930
Non-interest income	665	678	640
Total revenue – reported	2,723	2,749	2,570
Total revenue – adjusted	2,723	2,749	2,584
Provision for credit losses	244	306	283
Non-interest expenses – reported	1,226	1,343	1,160
Non-interest expenses – adjusted	1,194	1,310	1,142
Net income – reported	$920	$806	$826
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	24	25	24
Net income – adjusted	$944	$831	$850
Selected volumes and ratios
Return on common equity – reported	47.5%	41.9%	43.7%
Return on common equity – adjusted	48.7%	43.1%	44.9%
Margin on average earning assets (including securitized assets) – reported	2.79%	2.83%	2.77%
Margin on average earning assets (including securitized assets) – adjusted	2.79%	2.83%	2.79%
Efficiency ratio – reported	45.0%	48.9%	45.1%
Efficiency ratio – adjusted	43.8%	47.7%	44.2%
Number of Canadian retail stores	1,166	1,168	1,150
Average number of full-time equivalent staff	28,385	28,449	30,696
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q1 2013 vs. Q1 2012
Canadian Personal and Commercial Banking net income for the quarter on a reported basis was $920 million, an increase of $94 million, or 11%, compared with the first quarter last year. Adjusted net income for the quarter was a record $944 million, an increase of $94 million, or 11%, compared with the first quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, favourable credit performance, and effective cost management. The reported annualized return on common equity for the quarter was 47.5%, while the adjusted annualized return on common equity was 48.7%, compared with 43.7% and 44.9% respectively, in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 11

Canadian Personal and Commercial Banking revenue is derived from personal and business banking, auto lending and credit cards. Reported revenue for the quarter was $2,723 million, an increase of $153 million, or 6%, compared with the first quarter last year. Adjusted revenue for the quarter was $2,723 million, an increase of $139 million, or 5% compared with the first quarter last year, or an increase of $74 million, or 3% excluding MBNA. Net interest income growth was driven by portfolio volume growth and the inclusion of an additional month of MBNA. The personal banking business generated solid lending volume growth of 5% reflecting a slowing housing market and continued consumer deleveraging. Business lending posted strong double-digit volume growth of 13%. Compared with the first quarter last year, average real estate secured lending volume increased $10 billion, or 5%. Auto lending average volume increased $0.4 billion, or 3%, while all other personal lending average volumes increased $0.9 billion or 3%. Business loans and acceptances average volume increased $5 billion, or 13%. Average personal deposit volumes increased $10 billion, or 7%, while average business deposit volumes increased $5 billion, or 8%. Margin on average earning assets was 2.79%, a 2 bps increase on a reported basis or flat on an adjusted basis. Non-interest income growth was up primarily due to volume-related fee growth and the inclusion of an additional month of MBNA.
PCL for the quarter was $244 million, a decrease of $39 million, or 14%, compared with the first quarter last year. Personal banking PCL was $236 million, or $175 million excluding MBNA, a decrease of $14 million due primarily to better credit performance, enhanced collection strategies, and record low bankruptcies. Business banking PCL was $8 million, a decrease of $13 million, compared with the first quarter last year. Annualized PCL as a percentage of credit volume was 0.32%, a decrease of 7 bps, compared with the first quarter last year. Net impaired loans were $914 million, a decrease of $36 million, or 4%, compared with the first quarter last year. Net impaired loans as a percentage of total loans were 0.30%, compared with 0.33% as at January 31, 2012.
Reported non-interest expenses for the quarter were $1,226 million, an increase of $66 million, or 6%, compared with the first quarter last year. Adjusted non-interest expenses for the quarter were $1,194 million, an increase of $52 million, or 5%, compared with the first quarter last year. Excluding MBNA, expenses increased $15 million, or 1% as volume growth, merit increases, and investment in initiatives to grow the business were largely offset by initiatives to increase productivity.
The average full-time equivalent (FTE) staffing levels decreased by 2,311, or 8%, compared with the first quarter last year, primarily due to a transfer of FTEs to the Corporate segment. Operating FTE declined by over 1% due to volume-related reductions and productivity initiatives. The reported efficiency ratio for the quarter was 45.0%, while the adjusted efficiency ratio was 43.8%, compared with 45.1% and 44.2% respectively, in the first quarter last year.

Quarterly comparison – Q1 2013 vs. Q4 2012
Canadian Personal and Commercial Banking net income for the quarter on a reported basis increased $114 million, or 14%, compared with the prior quarter. Adjusted net income for the quarter increased $113 million, or 14%, compared with the prior quarter. The increase in earnings was primarily due to lower non-interest expenses, volume growth and better credit performance. The reported annualized return on common equity for the quarter was 47.5%, while the adjusted annualized return on common equity was 48.7%, compared with 41.9% and 43.1% respectively, in the prior quarter.
Revenue for the quarter decreased $26 million, or 1%, compared with the prior quarter, reflecting an elevated MBNA contribution in the prior quarter from better credit performance on acquired loans partially offset by higher volume related revenue growth. Compared with the prior quarter, average real estate secured lending volume increased $2 billion, or 1%. All other personal lending average volumes remained relatively stable. Business loans and acceptances average volumes increased $1 billion, or 2%. Average personal deposit volumes increased $1 billion, or 1%, while average business deposit volumes increased $1 billion, or 1%. Excluding the impact from the elevated MBNA contribution related to better credit performance in the prior quarter, margin on average earning assets was relatively flat at 2.79%.
PCL for the quarter decreased $62 million, or 20%, compared with the prior quarter. Personal banking PCL for the quarter decreased $53 million compared with the prior quarter driven by the prior quarter adjustments related to past due accounts and record low credit card personal bankruptcies. Business banking PCL decreased $9 million due to fewer new provisions in the quarter. Net impaired loans decreased $86 million, or 9%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.30%, compared with 0.33% as at October 31, 2012.
Reported non-interest expenses for the quarter decreased $117 million, or 9%, compared with the prior quarter. Adjusted non-interest expenses for the quarter decreased $116 million, or 9%, compared with the prior quarter largely due to the timing of business investments and marketing initiatives.
The average FTE staffing levels decreased by 64, compared with the prior quarter primarily due to volume-related FTE productivity gains. The reported efficiency ratio for the quarter improved to 45.0%, compared with 48.9% in the prior quarter, while the adjusted efficiency ratio improved to 43.8%, compared with 47.7% in the prior quarter.

Business Outlook
We will continue to build on our industry-leading customer service and convenience offering to deliver a better customer experience.  The operating environment will remain challenging in 2013. We forecast moderate revenue growth reflecting a low interest rate environment and slowing demand for retail loans. However, we will strive to generate positive operating leverage by maintaining our focus on increasing productivity and tightly managing expense growth. Credit loss rates are expected to remain fairly stable.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 12

TABLE 8: WEALTH AND INSURANCE
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net interest income	$148	$147	$144
Insurance revenue, net of claims and related expenses[1]	325	232	281
Income from financial instruments designated at fair value through profit or loss	(5)	(6)	10
Non-interest income – other	609	590	564
Total revenue	1,077	963	999
Non-interest expenses	670	676	639
Net income	330	242	294
Wealth	165	148	144
Insurance	165	94	150
TD Ameritrade	47	51	55
Total Wealth and Insurance	$377	$293	$349
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)[2]	$270	$258	$245
Assets under management – Wealth (billions of Canadian dollars)	211	207	196
Gross originated insurance premiums	807	943	763
Return on common equity	25.3%	17.9%	21.4%
Efficiency ratio	62.2%	70.2%	64.0%
Average number of full-time equivalent staff	11,583	11,839	11,898
1
Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Statement of Income. For the three months ended January 31, 2013, the claims and related expenses were $596 million (for the three months ended October 31, 2012 – $688 million; January 31, 2012 – $579 million).

2	The January 31, 2012 result for Wealth assets under administration was restated to conform with the presentation adopted in Q4 2012.

Quarterly comparison – Q1 2013 vs. Q1 2012
Wealth and Insurance net income for the quarter was $377 million, an increase of $28 million, or 8%, compared with the first quarter last year. The increase in earnings was mostly due to growth in client assets, lower weather-related claims and higher growth in premiums. Wealth and Insurance net income excluding TD Ameritrade was $330 million, an increase of $36 million, or 12%, compared with the first quarter last year. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $47 million, a decrease of $8 million, or 15%, compared with the first quarter last year, mainly driven by taxes on higher dividend distribution, lower TD Ameritrade earnings, and a stronger Canadian dollar. For its first quarter ended December 31, 2012, TD Ameritrade reported net income was US$147 million, a decrease of US$5 million, or 3%, compared with the first quarter last year, primarily driven by tax related items, partially offset by lower expenses. The annualized return on common equity for the quarter was 25.3% compared with 21.4% in the first quarter last year.
Wealth and Insurance revenue is derived from direct investing, advice-based business, asset management services, life and health insurance, and property and casualty insurance. Revenue for the quarter was $1,077 million, an increase of $78 million, or 8%, compared to the first quarter last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth and higher net interest income driven by improved net interest margins. In the Insurance business, revenue increased due to lower claims from weather-related events and premium volume growth, partially offset by decreased revenue due to the sale of the U.S. Insurance business.
Non-interest expenses for the quarter were $670 million, an increase of $31 million, or 5%, compared with the first quarter last year, primarily due to increased costs to support business growth in Wealth and Insurance and higher variable expenses in the Wealth business driven by increased revenue, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Assets under administration of $270 billion as at January 31, 2013, increased $25 billion, or 10%, compared with January 31, 2012. Assets under management of $211 billion as at January 31, 2013 increased $15 billion, or 8%, compared with January 31, 2012. These increases were mainly driven by net new client assets.
Gross originated insurance premiums were $807 million, an increase of $44 million, or 6%, compared with the first quarter last year. The increase was primarily due to organic business growth.
The average FTE staffing levels decreased by 315, or 3%, compared to the first quarter last year, primarily due to the sale of the U.S. Insurance business and lower support required due to a decrease in trading volumes in the Wealth business, partially offset by an increase in staffing from business growth. The efficiency ratio for the current quarter improved to 62.2%, compared with 64.0% in the first quarter last year.

Quarterly comparison – Q1 2013 vs. Q4 2012
Wealth and Insurance net income for the quarter increased $84 million, or 29%, compared with the prior quarter. The increase in earnings was mainly due to unfavourable prior years claims development in the Ontario auto insurance market recorded in the prior quarter and growth in client assets in the current quarter. Wealth and Insurance net income excluding TD Ameritrade was $330 million, an increase of $88 million, or 36%. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $4 million, or 8%, compared with the prior quarter, mainly due to taxes on higher dividend distribution. For its first quarter ended December 31, 2012, TD Ameritrade reported net income increased US$4 million, or 3%, compared with the prior quarter, primarily driven by lower expenses, partially offset by tax related items. The annualized return on common equity for the quarter was 25.3%, compared with 17.9% in the prior quarter.
Revenue for the quarter increased $114 million, or 12%, compared with the prior quarter. In the Insurance business, revenue increased due to the inclusion of unfavourable prior years claims development in the Ontario auto insurance market in the prior quarter. In the Wealth business, revenue increased mainly due to higher fee-based revenue from asset growth and higher trading revenue mainly from increased trading volume.
Non-interest expenses for the quarter decreased $6 million, or 1%, compared to the prior quarter, primarily due to the sale of the U.S. Insurance business, partially offset by higher variable expenses in the Wealth business driven by increased revenue.
Assets under administration of $270 billion as at January 31, 2013 increased by $12 billion, or 5%, compared with October 31, 2012. Assets under management of $211 billion as at January 31, 2013 increased $4 billion, or 2%, compared with October 31, 2012. The increases were driven by an increase in the market value of assets and net new client assets.
Gross originated insurance premiums decreased $136 million, or 14%, compared with the prior quarter due largely to seasonality.
The average FTE staffing levels for the current quarter decreased by 256, or 2%, compared with prior quarter primarily due to the sale of the U.S. Insurance business. The efficiency ratio for the current quarter improved to 62.2%, compared with 70.2% in the prior quarter.

Business Outlook
Building upon our market leadership positions in Wealth and Insurance and good underlying business fundamentals, we expect good growth for the segment overall in 2013.
In our Wealth business, in a continuing challenging operating environment of low trading volumes and low interest rates, we remain focused on gaining net new client assets in the advice-based and asset management businesses and managing expenses prudently.
In our Insurance business, we continue to expect our core business fundamentals including premium growth to remain strong despite continued pressure on the demand for credit-related insurance products from lower lending volumes.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 13

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	January 31	October 31	January 31	January 31	October 31	January 31
	2013	2012	2012	2013	2012	2012
Net interest income	$1,102	$1,148	$1,157	$1,110	$1,164	$1,134
Non-interest income	426	375	338	429	380	331
Total revenue – reported	1,528	1,523	1,495	1,539	1,544	1,465
Total revenue – adjusted	1,528	1,524	1,495	1,539	1,545	1,465
Provision for credit losses – loans	151	231	114	151	234	112
Provision for credit losses – debt securities
classified as loans	3	3	3	3	3	3
Provision for credit losses – acquired
credit-impaired loans[1]	22	20	41	23	20	40
Provision for credit losses – reported	176	254	158	177	257	155
Provision for credit losses – adjusted	176	200	158	177	202	155
Non-interest expenses – reported	993	929	1,185	1,001	941	1,166
Non-interest expenses – adjusted	896	922	889	903	934	870
Net income – reported	$315	$316	$172	$316	$321	$165
Adjustments for items of note[2]
Integration charges and direct transaction
costs relating to U.S. Personal and
Commercial Banking acquisitions	–	–	9	–	–	9
Litigation reserve	70	–	171	71	–	171
Impact of Superstorm Sandy	–	37	–	–	37	–
Net income – adjusted	$385	$353	$352	$387	$358	$345
Selected volumes and ratios
Return on common equity – reported	7.0%	7.2%	3.9%	7.0%	7.2%	3.9%
Return on common equity – adjusted	8.6%	8.1%	7.9%	8.6%	8.1%	7.9%
Margin on average earning assets (TEB)[3]	3.28%	3.48%	3.61%	3.28%	3.48%	3.61%
Efficiency ratio – reported	65.0%	61.0%	79.3%	65.0%	61.0%	79.3%
Efficiency ratio – adjusted	58.6%	60.5%	59.5%	58.6%	60.5%	59.5%
Number of U.S. retail stores	1,325	1,315	1,284	1,325	1,315	1,284
Average number of full-time equivalent staff	25,202	25,304	25,092	25,202	25,304	25,092
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3	Margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q1 2013 vs. Q1 2012
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter was $315 million, an increase of $143 million, or 83%, compared with the first quarter last year. Adjusted net income for the quarter was $385 million, an increase of $33 million, or 9%, compared with the first quarter last year. In U.S. dollar terms, reported net income for the quarter was US$316 million, an increase of US$151 million, or 92%, and adjusted net income was US$387 million, an increase of US$42 million, or 12%, compared with the first quarter last year. The increase in adjusted earnings was primarily due to strong volume and fee growth, gains on sales of securities reflecting the execution of our strategy to shorten the duration of our balance sheet and crystallize unrealized gains, a lower effective tax rate, and positive operating leverage partially offset by lower net interest margin. The reported and adjusted annualized return on common equity for the quarter were 7.0% and 8.6%, respectively, compared with 3.9% and 7.9%, respectively, in the first quarter last year.
U.S. Personal and Commercial Banking revenue is derived from personal banking, business banking, investments, auto lending and credit cards. In U.S. dollar terms, revenue for the quarter was US$1,539 million, an increase of US$74 million, or 5%, primarily due to strong organic loan and deposit growth and gains on sales of securities, partially offset by lower net interest margins. Gains on sales of securities were US$82 million for the quarter. There were no sales of securities in the first quarter last year. Average loans increased by US$13 billion, or 16%, compared with the first quarter last year. Average personal loans increased US$8 billion, or 23% and average business loans increased US$4 billion, or 10%. Average deposits increased US$14 billion, or 8%, compared with the first quarter last year, including a US$6 billion increase in average deposits of TD Ameritrade IDAs. Excluding the impact of TD Ameritrade IDAs and government deposits, average deposit volume increased by US$7 billion, or 9%, driven by 10% growth in personal deposit volume and 6% growth in business deposit volume. Margin on average earning assets decreased by 33 bps to 3.28%, compared with the first quarter last year. The decrease in margin was primarily due to the low interest rate environment, lower accretion on acquired loans and securities and the impact of security sales.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 14

Total PCL for the quarter was US$177 million, an increase of US$22 million, or 14%, compared with the first quarter last year. The increase in PCL was due primarily to strong loan growth in the residential mortgage and auto loan portfolios, partially offset by a decrease in the acquired credit-impaired portfolio PCL. Personal banking PCL, excluding debt securities classified as loans was US$112 million, an increase of US$22 million, or 24%, from the first quarter last year. Business banking PCL, excluding debt securities classified as loans was US$62 million, flat to the first quarter last year. PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans increased by US$39 million, or 35%, to US$151 million, due primarily to organic loan growth, partially offset by improved asset quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.74%, a decrease of 1 bp, compared with the first quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,099 million, a decrease of US$42 million, or 4%, compared with the first quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.2%, compared with 1.5% as at January 31, 2012. Net impaired debt securities classified as loans were US$1,300 million, a decrease of US$87 million, or 6%, compared with the first quarter last year.
Reported non-interest expenses for the quarter were US$1,001 million, a decrease of US$165 million, or 14%, compared to the first quarter last year due to lower litigation reserves. Adjusted non-interest expenses were US$903 million, an increase of US$33 million, or 4%, compared with the first quarter last year due primarily to new stores and technology projects.
The average FTE staffing levels increased by 110, reflecting costs to support growth and regulation, offset by productivity gains compared with the first quarter last year. The efficiency ratio for the quarter improved to 65.0% on a reported basis, and 58.6% on an adjusted basis, compared with 79.3% and 59.5%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2013 vs. Q4 2012
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter decreased $1 million, compared with the prior quarter. Adjusted net income for the quarter increased $32 million, or 9%, compared with the prior quarter. In U.S. dollar terms, reported net income for the quarter decreased US$5 million, or 2%, and adjusted net income for the quarter increased US$29 million, or 8%, compared with the prior quarter. The increase in adjusted net income was primarily due to higher gains on sales of securities, reduced non-interest expenses and reduced PCL, partially offset by lower net interest margins. Increased net interest income and fee income from organic loan and deposit growth was largely offset by a decline in net margin. The reported and adjusted annualized return on common equity for the quarter were 7.0% and 8.6%, respectively, compared with 7.2% and 8.1%, respectively, in the prior quarter.
In U.S. dollar terms, adjusted revenue for the quarter decreased US$6 million compared with the prior quarter, due primarily to lower net interest margin, partially offset by strong organic growth and gains on sales of securities. Gains on sale of securities were US$82 million, up US$36 million from last quarter, reflecting the execution of our planned capital management strategy. Average loans increased by US$3 billion, or 3%, compared with the prior quarter with an increase of US$2 billion, or 4% in average personal loans and an increase of US$1 billion, or 2% in average business loans. Average deposits increased US$5 billion, or 3%, compared with the prior quarter, including a US$4 billion increase in average deposits of TD Ameritrade. Excluding the impact of TD Ameritrade IDAs, average deposit volume increased by US$1 billion, or 1%. Margin on average earning assets decreased by 20 bps to 3.28%, compared with the prior quarter primarily due to the low interest rate environment coupled with lower accretion on acquired loans and securities and the impact of security sales.
Reported PCL for the quarter decreased US$80 million, or 31%, compared with the prior quarter. The decline in reported PCL was due primarily to the provisions related to the impact of Superstorm Sandy and regulatory guidance on loans discharged in bankruptcies in the prior quarter. Adjusted PCL for the quarter decreased US$25 million, or 12%, compared with the prior quarter due to the provision related to the new regulatory guidance on loans discharged in bankruptcies in the prior quarter. Excluding the provision related to the new regulatory guidance, PCL increased by US$5 million reflecting growth in residential mortgage and auto loans. Personal banking PCL, excluding debt securities classified as loans decreased US$16 million, or 13%, from the prior quarter. Business banking PCL, excluding debt securities classified as loans decreased US$9 million, or 13%, compared with prior quarter. Adjusted PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans decreased by US$28 million, or 16%, to US$151 million, primarily due to the implementation of the regulatory guidance in the prior quarter. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.74%, a decrease of 14 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,099 million, an increase of US$40 million, or 4%, compared with the prior quarter primarily due to increased delinquencies in residential mortgage and home equity loans as a result of Superstorm Sandy. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.2%, flat compared with October 31, 2012. Net impaired debt securities classified as loans were US$1,300 million, a decrease of US$43 million, or 3%, compared with the prior quarter.
Reported non-interest expenses for the quarter increased US$60 million, or 6%, compared with the prior quarter, due primarily to the litigation reserve recognized in the current quarter. Adjusted non-interest expenses decreased US$31 million, or 3%, compared with the prior quarter due primarily to an elevated level of expenses incurred in the prior quarter related to growth initiatives.
The average FTE staffing levels decreased by 102 compared with the prior quarter due primarily to seasonality and productivity improvements. The reported efficiency ratio for the quarter worsened to 65.0%, compared with 61.0% in the prior quarter, while the adjusted efficiency ratio improved to 58.6%, compared with 60.5% in the prior quarter.

Business Outlook
We will continue to build on our strength of industry-leading convenience banking, providing superior customer service through efficient, local decision-making and evolving the product offering to our customers. We expect to open over 30 new stores in fiscal 2013. We intend to continue to execute our capital management strategy which includes the sale of securities, reinvestment into growth of high quality loans and shortening the duration of our balance sheet. The previously announced acquisition of Target’s U.S. credit card portfolio, which is planned to close during the second quarter of 2013, is expected to increase both net interest margins and PCL during the remainder of fiscal 2013. Excluding the Target acquisition, we anticipate net interest margins to remain compressed and the underlying credit quality of the loan portfolio to continue to improve. We expect regulatory and legislative actions to continue to impact the operating environment resulting in higher compliance costs. Despite these increased compliance costs, adjusted for acquisitions, the rate of expense growth is expected to be lower than last year due to productivity improvements.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 15

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net interest income (TEB)	$483	$481	$443
Non-interest income	116	244	240
Total revenue	599	725	683
Provision for credit losses	(5)	8	12
Non-interest expenses	393	374	406
Net income	$159	$309	$194
Selected volumes and ratios
Trading-related revenue	$291	$316	$380
Risk-weighted assets (billions of dollars)[1]	50	43	51
Return on common equity[2]	15.0%	30.3%	18.7%
Efficiency ratio	65.6%	51.6%	59.4%
Average number of full-time equivalent staff	3,470	3,545	3,538
1
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, excluding Credit Valuation Adjustment (CVA) capital in accordance with OSFI guidance and are presented based on the “all-in” methodology. In 2012, amounts were calculated in accordance with the Basel II regulatory framework inclusive of Market Risk Amendments.

2
Effective Q1 2012, the Bank revised its methodology for allocating capital to its business segments to align with the common equity capital requirements under Basel III inclusive of CVA capital at a 7% Common Equity Tier 1 ratio.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 16

Quarterly comparison – Q1 2013 vs. Q1 2012
Wholesale Banking net income for the quarter was $159 million, a decrease of $35 million, or 18%, compared with the first quarter last year. The decrease in earnings was primarily due to lower trading-related revenue, partially offset by lower non-interest expenses and a PCL recovery. The annualized return on common equity for the quarter was 15.0%, compared with 18.7% in the first quarter last year.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $599 million, a decrease of $84 million, or 12%, compared with the first quarter last year. This was primarily due to lower fixed income trading in a moderated market environment and was impacted by negative valuation adjustments on derivatives. Investment banking fees decreased from strong levels in the first quarter last year due to lower financial advisory volumes. Partially offsetting these decreases were higher equity trading revenue and credit origination fees.
PCL for the quarter was a net recovery of $5 million, an improvement of $17 million, compared to the first quarter last year. Recoveries in the current quarter of previously recorded provisions were partially offset by the accrual cost of credit protection. In the same quarter last year, PCL was related to a provision against a single merchant banking exposure and the accrual cost of credit protection.
Non-interest expenses for the quarter were $393 million, a decrease of $13 million, or 3%, compared with the first quarter last year due to lower variable compensation commensurate with reduced revenue.
Risk-weighted assets were $50 billion as at January 31, 2013, a decrease of $1 billion, or 2%, compared with January 31, 2012. The decrease was primarily due to the reduction in exposures and tightening credit spreads, partially offset by the implementation of the Basel III regulatory framework.

Quarterly comparison – Q1 2013 vs. Q4 2012
Wholesale Banking net income for the quarter decreased by $150 million, or 49%, compared with the prior quarter. The decrease was largely due to reduced security gains in the investment portfolio. The annualized return on common equity for the quarter was 15.0%, compared with 30.3% in the prior quarter.
Revenue for the quarter decreased $126 million, or 17%, compared with the prior quarter, primarily due to lower securities gains in the investment portfolio and was impacted by negative valuation adjustments on derivatives. The decrease was partially offset by higher revenue in fixed income, currency and credit trading on improved client flows and higher volatility in the latter half of the quarter. Investment banking saw good results in both quarters due to strong debt underwriting volumes.
PCL for the quarter was a recovery of $5 million, compared with an $8 million provision in the prior quarter. PCL in the prior quarter included a single name in the investment portfolio and the accrual cost of credit protection.
Non-interest expenses for the quarter increased by $19 million, or 5%, compared with the prior quarter, due to higher variable compensation expense as a result of improved capital markets revenue, partially offset by lower operating expenses.
Risk-weighted assets as at January 31, 2013 increased by $7 billion, or 16%, compared with October 31, 2012, primarily due to the implementation of the Basel III framework and increased exposures.

Business Outlook
We are encouraged by the early signs of improvement in capital markets and the economy, but remain cautious given the complexity of the risks and challenges that continue. A combination of fiscal challenges in Europe and the U.S., increased competition and the impact of regulatory and legislative actions will affect trading conditions in 2013. As economic conditions stabilize, we expect improved mergers and acquisitions and advisory revenue. We remain focused on growing our franchise, leveraging our capabilities and reducing our expenses in 2013.

TABLE 11: CORPORATE
(millions of Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net income (loss) – reported	$19	$(127)	$(63)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	56	60	60
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(24)	35	45
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	–	–	1
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition	–	3	5
Reduction to allowance for incurred but not identified credit losses[2]	–	–	(31)
Total adjustments for items of note	32	98	80
Net income (loss) – adjusted	$51	$(29)	$17
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	$(134)	$(191)	$(92)
Other	159	136	83
Non-controlling interests	26	26	26
Net income (loss) – adjusted	$51	$(29)	$17
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business relating to Canadian Personal and Commercial Banking and Wholesale Banking will be included in Corporate segment adjusted net income and will no longer be recorded as an item of note.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 17

Quarterly comparison – Q1 2013 vs. Q1 2012
Corporate segment’s reported net income for the quarter was $19 million, compared with a reported net loss of $63 million in the first quarter last year. Adjusted net income was $51 million, compared with an adjusted net income of $17 million in the first quarter last year. The increased income was due to gains in treasury and other hedging activities and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio, partially offset by higher net corporate expenses driven by increased employee benefit and strategic initiative costs.

Quarterly comparison – Q1 2013 vs. Q4 2012
Corporate segment’s reported net income for the quarter was $19 million, compared with a reported net loss of $127 million in the prior quarter. Adjusted net income was $51 million, compared with an adjusted net loss of $29 million in the prior quarter. The increased income was due to lower net corporate expenses and favourable other items. Expenses declined from the elevated level last quarter which included higher strategic and cost reduction initiative expenses and the timing of charges to the segments. Favourable other items include gains in treasury and other hedging activities and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 18

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar
Computershare Shareowner Services LLC
P.O. Box 43006
Providence, Rhode Island 02940-3006
or
250 Royall Street
Canton, Massachusetts 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website:           http://www.td.com
Internet e-mail:             customer.service@td.com

Access to Quarterly Results Materials
Interested investors, the media and others may view this first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at www.td.com/investor/.

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on February 28, 2013. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2013.jsp on February 28, 2013, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3416 or 1-800-814-4860 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2013.jsp. Replay of the teleconference will be available from 6 p.m. ET on February 28, 2013, until March 28, 2013, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4591674, followed by the pound key.

TD BANK GROUP • FIRST QUARTER 2013 • EARNINGS NEWS RELEASE	Page 19

Annual Meeting
Thursday, April 4, 2013
Fairmont Château Laurier
Ottawa, Ontario

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 9 million online customers. TD had CDN$818 billion in assets on January 31, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030
Stephen Knight, Manager, Media Relations, 416-983-5804